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                              September 10, 2020

       Robert Striar
       Chief Executive Officer
       Bull Horn Holdings Corp.
       801 S. Pointe Drive, Suite TH-1
       Miami Beach, Florida 33139

                                                        Re: Bull Horn Holdings
Corp.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted August
21, 2020
                                                            CIK No. 0001759186

       Dear Mr. Striar:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 DRS/A filed August 21, 2020

       Summary Financial Data, page 17

   1.                                                   Your narrative
descriptions in the footnotes to the table presented here indicate the "As
                                                        Adjusted" column
considers actual shareholders' equity ($15,425), the unit offering ($75 million), private
placement warrants ($3 million), cash held outside the trust account ($1 million), and deferred
underwriting costs ($2.25 million). It appears the "As Adjusted"
                                                        column represents the
aggregation of the adjustments as opposed to June 30, 2020 actual figures adjusted to
represent the impact of the offering. Please revise or advise.
   2. It appears that your narrative identifies that working capital and net assets include $1 million held outside
the trust and $3 million in private placement notes, but does not indicate that it also
includes the underwriting discount and offering expenses, aggregating
 Robert Striar
Bull Horn Holdings Corp.
September 10, 2020
Page 2
         $2 million. Please revise this discussion to either state that it includes net proceeds of $76 million or include disclosure that the underwriting discount of $1.5 million and offering expenses of $0.5 million are considered in this calculation.
3. Please also revise your disclosure to specify that the $1 million held outside the trust is included in the gross proceeds of the unit offering and private placement warrants.
4. Finally, please support the inclusion of the June 30, 2020 equity balance of $15,245 in the
         As Adjusted working capital and total asset balances as of June 30, 2020.
       You may contact Amy Geddes at 202-551-3304 or Jim Allegretto at 202-551-3849 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



FirstName LastNameRobert Striar                                 Sincerely,
Comapany NameBull Horn Holdings Corp.
                                                                Division of
Corporation Finance
September 10, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName